Exhibit 99.15

CONSENT OF EXPERT

I hereby consent to the use and reference to my name and my report entitled “Casino Project, NI 43-101F1 Technical Report Feasibility Study, Yukon Territory, Canada – Revision 1” dated January 25, 2013, and the information derived therefrom, as contained in Western Copper and Gold Corporation’s Annual Report on Form 40-F for the year ended December 31, 2016.

March 23, 2017

/s/ Scott Casselman, P.Geo.
Scott Casselman, P.Geo.